UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of October, 2019

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F         X                              Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                                         No         X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                                         No         X

ULTRAPAR HOLDINGS INC.

ITEM

1.	Minutes of the Meeting of the Board of Directors
2.	Market Announcement

ULTRAPAR PARTICIPAÇÕES S.A.

Publicly Traded Company

CNPJ nº 33.256.439/0001-39	NIRE 35.300.109.724

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS

Date, Time and Location:

October 7, 2019, at 2:00 p.m, at the Company’s headquarters, located at Av. Brigadeiro Luís Antônio, nº 1343, 9th floor, in the City and State of São Paulo.

Attendance:

Members of the Board of Directors undersigned, including participations by conference call.

Agenda and decisions:

Mr. Ricardo Isaac Catran announced to the Company, on this date, his decision to resign from the positions of Executive Officer of the Company and Chief Executive Officer of Ultracargo Operações Logísticas e Participações Ltda. (“Ultracargo”) on December 31, 2019.

Having worked for more than 40 years at Ultracargo Mr. Catran participated intensely in the company’s development, became a reference in the industry and significantly contributed to the growth of Ultracargo and the improvement of the Brazilian port infrastructure. The members of the Board of Directors expressed their gratitude and acknowledgment to Mr. Catran for his dedication as an executive of the Company and of Ultracargo throughout this period.

(Minutes of the Meeting of the Board of Directors of Ultrapar Participações S.A., held on October 7th, 2019)

Subsequently, the members of the Board appointed Mr. Décio de Sampaio Amaral, Brazilian, married, electronic engineer, bearer of Identity Card (RG) no. 11.621.893-9 – SSP/SP and enrolled in the Brazilian Individual Taxpayers’ Registry (CPF/MF) under no. 081.286.298-83, with commercial address at Avenue Brigadeiro Luís Antônio, 1.343, 9th floor, in the city and State of São Paulo, to take office as an Executive Officer of the Company. The term of office of Mr. Décio de Sampaio Amaral will begin on January 1, 2020, when he will sign the deed of appointment, and remain for the duration of the term of office of the other Officers of the Company in exercise, with compensation as proposed and duly filed with the People Committee’s Secretariat.

From October 14 to December 31, 2019, Mr. Décio de Sampaio Amaral will act as an executive at Ultracargo and count with the support of Mr. Catran for his integration in the company, in order to assure a planned and effective transition process.

As per the Board’s consultation, Mr. Décio de Sampaio Amaral, informed that (a) he has not incurred any offense that prevents him from carrying out the duties inherent to the position for which he was appointed; (b) he does not hold any position in companies that may be considered competitors of the Company; and (c) he has no conflict of interest with the Company, in accordance with article 147 of Law no. 6,404/76.

Observation: The resolutions were approved, with no amendments or qualifications, by all the Board Members.

As there were no further matters to be discussed, the meeting was closed, the minutes of this meeting were written, read and approved by all the attending Board Members.

Pedro Wongtschowski – Chairman

Lucio de Castro Andrade Filho – Vice-Chairman

Alexandre Gonçalves Silva

Ana Paula Janes Vescovi

Flávia Buarque de Almeida

Joaquim Pedro de Mello

Jorge Marques de Toledo Camargo

José Galló

José Maurício Pereira Coelho

Nildemar Secches

ULTRAPAR PARTICIPAÇÕES S.A.

MARKET ANNOUNCEMENT

São Paulo, October 7, 2019 – Ultrapar Participações S.A. (B3: UGPA3 / NYSE: UGP, “Ultrapar” or “Company”) announces that, in the context of a succession plan for the Company’s businesses and in order to ensure the continuous renovation of its leaders in a structured and planned manner, it initiated the transition process in Ultracargo Operações Logísticas e Participações Ltda. (“Ultracargo”), which will become effective on December 31, 2019. Accordingly, the Board of Directors approved, on this date, the succession of Ricardo Isaac Catran to the positions of Executive Officer of the Company and Chief Executive Officer of Ultracargo.

Having worked for more than 40 years at Ultracargo, Ricardo Catran participated intensely in the company’s development, became a reference in the industry and significantly contributed to the growth of Ultracargo and the improvement of the Brazilian port infrastructure.

To succeed him, Décio de Sampaio Amaral was appointed and shall assume, after a transition period, the positions of Executive Officer of the Company and Chief Executive Officer of Ultracargo, from January 1, 2020, for the remaining duration of the term of office of the Executive Board.

Décio Amaral graduated in Engineering at ITA and in Industrial Management at Fundação Vanzolini, holds a master’s degree in Finance from IBMEC and completed executive programs in IMD and MIT. With more than 28 years of experience in logistics, supply and project management, Décio Amaral held leadership positions in Itautec-Philco, Souza Cruz and Vale. In the last years, he was the CEO of Camargo Correa Infraestrutura.

André Pires de Oliveira Dias

Chief Financial and Investor Relations Officer

Ultrapar Participações S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 7, 2019

ULTRAPAR HOLDINGS INC.

By:	/s/ Andre Pires de Oliveira Dias
Name: Andre Pires de Oliveira Dias Title: Chief Financial and Investor Relations Officer

(Minutes of the Meeting of the Board of Directors and Market Announcement)